UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Enzymotec Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M4059L101
(CUSIP Number)

Tali Mirsky Global VP Legal Affairs & Corporate Secretary Frutarom Ltd., 25 Hashaish St., Haifa 2629183, Israel +97299603800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. M4059L101	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frutarom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,732,742 Ordinary Shares, NIS 0.01 par value per share
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,732,742 Ordinary Shares, NIS 0.01 par value per share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,742 Ordinary Shares, NIS 0.01 par value per share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage beneficial ownership expressed herein is based on 22,899,235 ordinary shares of the Issuer outstanding as of March 31, 2017.

CUSIP No. M4059L101	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frutarom Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,732,742 Ordinary Shares, NIS 0.01 par value per share
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,732,742 Ordinary Shares, NIS 0.01 par value per share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,742 Ordinary Shares, NIS 0.01 par value per share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage beneficial ownership expressed herein is based on 22,899,235 ordinary shares of the Issuer outstanding as of March 31, 2017.

CUSIP No. M4059L101	SCHEDULE 13D	Page 4 of 5

Item 1.	Security and Issuer.

This statement relates to Ordinary Shares NIS 0.01 par value per share of Enzymotec Ltd. (the “Issuer”), an Israeli corporation. The principle executive offices of the Issuer are located at Sagi 2000 Industrial Area, Migdal Ha’Emeq, 2310001, Israel.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by Frutarom Ltd. (“Frutarom”) and Frutarom Industries Ltd. (“Industries”), both Israeli corporations (Frutarom and Industries are together referred to herein as the “Reporting Persons”).

(b)	The address of the principal office of the Reporting Persons is 25 Hashaish St., Haifa 2629183, Israel.

(c)	The Reporting Persons’ principle business is in the global flavors and natural fine ingredients markets.

(d)	The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are organized under the laws of the State of Israel.

Item 3.	Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,732,742 ordinary shares, par value NIS 0.01 per share (the “Shares”) of the Issuer purchased to date by Frutarom is US$12,878,801.64 (an average price per share of US$7.43). The source of funding for the purchase of the Shares was the working capital of Frutarom.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares reported herein based on the Reporting Persons’ belief that the Shares represent a relevant investment opportunity and the Reporting Peron’s estimation that part of the Issuer’s portfolio is complementary to the Reporting Persons core of businesses. Depending upon overall market and general economic conditions, other investment opportunities available to the Reporting Persons, the market prices of the Shares, the business affairs and strategy and financial condition of the Issuer and other factors deemed relevant to the Reporting Persons, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

It is anticipated that the Reporting Persons may, from time to time, have discussions with management, the board of directors, and other stockholders of the Issuer. The Reporting Persons intend to monitor and evaluate the Issuer’s business, corporate governance and financial performance. The Reporting Persons also may decide in the future to propose a transaction whereby all or a portion of the Issuer’s assets be sold.

None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)        As of the date of this Schedule 13D, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 1,732,742 shares of the Issuer. Based on a total of 22,899,235 ordinary shares outstanding as of March 31, 2017.

(c)        Between May 5, 2017 and July 31, 2017 the Reporting Persons purchased 799,969 ordinary shares NIS 0.01 par value per share of the Issuer.

(d)        Except for the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)        Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

CUSIP No. M4059L101	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2017

Frutarom Ltd.

By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Global VP Legal Affairs & Corporate Secretary

Frutarom Industries Ltd.

By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Global VP Legal Affairs & Corporate Secretary